Exhibit 12

                Computation of Ratio of Earnings to Fixed Charges
                      (Dollars in Millions, Except Ratios)


                                                     Three Months                            Years Ended December 31
                                                        Ended        ---------------------------------------------------------------
                                                    March 31, 2003      2002           2001           2000       1999        1998
                                                    --------------      ----           ----           ----       ----        ----
Earnings:
     Net earnings                                     $   94.6       $  366.7 (a)    $ 273.6 (b)    $ 285.4 (c) $ 318.5    $ 243.0
     Provision for income taxes                           33.3          128.9           44.2          111.0       140.4      122.4
     Amortization of capitalized interest                  0.2            0.5            0.6            0.5         0.3        0.2
     Fixed charges excluding interest capitalized          5.5           22.5           26.3           24.2        21.3       19.3
                                                      --------       --------        -------        -------     -------     ------
         Total                                        $  133.6       $  518.6        $ 344.7        $ 421.1     $ 480.5    $ 384.9
                                                      ========       ========        =======        =======     =======    =======

Fixed Charges:
     Interest expense (gross of interest income)      $    3.0       $   12.6        $  16.5        $  15.0     $  13.0    $  12.6
     Amortization of deferred financing expense            0.2            0.7            0.3            0.3         0.3        0.5
     Interest capitalized                                  0.2            0.6            0.3            0.8         1.0        0.6
     Interest component of rental expense                  2.3            9.2            9.5            8.9         8.0        6.2
                                                      --------       ---------       -------        -------     -------    -------
         Total                                        $    5.7       $   23.1        $  26.6        $  25.0     $  22.3    $  19.9
                                                      ========       ========        =======        =======     =======    =======

Ratio of Earnings to Fixed Charges                        23.4           22.5           13.0           16.8        21.5       19.3
                                                      ========       ========        =======        =======     =======    =======



(a) Amounts include the benefit of a ($5.9) million (($4.4 million, net of tax)) reversal of restructuring charges in 2002.

(b) Amounts include the impact of restructuring and other charges in 2001 of $87.7 million ($64.5 million, net of tax).

(c) Amounts include the impact of restructuring and related charges in 2000 of $41.3 million ($29.7 million, net of tax).


In the computation of the company's ratio of earnings to fixed charges, earnings consist of earnings before income taxes, plus fixed charges, less capitalized interest, plus amortization of capitalized interest. Fixed charges consist of interest expense excluding the benefit of capitalized interest and including a reasonable approximation of the interest component included in rental expense.